Exhibit (14)(b)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MSD Investment Corp.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of assets and liabilities of MSD Investment Corp. and subsidiaries (the “Company”), including the consolidated schedules of investments, as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period then ended, and the consolidated financial highlights (in Note 12) for each of the three years in the period then ended and for the period from December 21, 2021 (commencement of operations) to December 31, 2021, and the related notes, and in our report dated March 19, 2025, we expressed an unqualified opinion thereon. We have also previously audited, in accordance with the standards of the PCAOB, the consolidated statements of assets and liabilities, including the consolidated schedules of investments, as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in net assets, cash flows, and the consolidated financial highlights (in Note 12) for the year ended December 31, 2022, and the period from December 21, 2021 (commencement of operations) to December 31, 2021, and the related notes (none of which are presented herein) and we expressed unqualified opinions on those consolidated financial statements and financial highlights. In our opinion, the information set forth in the senior securities table of the Company for each of the four years in the period ended December 31, 2024, appearing on pages 55 to 56 of this Form N-14, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ Deloitte & Touche LLP

New York, New York

December 19, 2025